Exhibit 99.1

SaverOne Announces $1.5 Million Private Placement

Petah Tikvah, Israel, December 12, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE) (“SaverOne” or the “Company”), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today announced that it has entered into a securities purchase agreement with Alejandro Weinstein, a prominent private equity investor and partner in a number of private equity funds, to raise approximately $1.5 million through the private placement of 809,061 American Depository Shares (ADS) at a price of $1.854 per ADS, representing a 58% premium on the closing price of the Company’s ADSs on December 9, 2022. The closing of the private placement is expected to occur the week of December 12, 2022, subject to the satisfaction of certain customary closing conditions set forth in the securities purchase agreement.

Mr. Weinstein has several direct investments in Israeli companies and is a board member of private and public companies in Israel, Europe and the United States.

The ADSs and the underlying ordinary shares described above have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (SEC) or an applicable exemption from such registration requirements. Pursuant to a registration rights provision in the securities purchase agreement, the Company has agreed to file a registration statement with the SEC covering the resale of the underlying ordinary shares representing the ADSs.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il